Kenneth L. Guernsey +1 415 693 2091 kguernsey@cooley.com	Via EDGAR and FedEx

July 11, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
Christina Thomas, Attorney, Division of Corporation Finance
Erin Jaskot, Staff Attorney

RE:	Protagonist Therapeutics, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 22, 2016
CIK No. 0001377121

Dear Ms. Hayes:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended, on behalf of our client, Protagonist Therapeutics, Inc. (the “Company”), is a registration statement on Form S-1 (“Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1, as amended (the “Confidential Draft Registration Statement”) submitted confidentially to the Securities and Exchange Commission (the “Commission”) on June 22, 2016. The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.

The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 5, 2016 with respect to the Confidential Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses:

General

1.	We note your response to our prior comment 5. However, the registration statement still contains statements throughout that PTG-100’s and PTG-200’s target and biological pathways have been “clinically validated.” This language implies that your products do not face the same risks as other clinical-phase product candidates. Please delete this language from your disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 1, 3, 4, 15, 69, 82, 85, 86, 91, and 99 of the Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

U.S. Securities and Exchange Commission

July 11, 2016

Page Two

2.	Please clearly explain whether you are using the data from the clinical trials of the approved products that you reference as part of your IND submission to the FDA. Please also disclose whether you have any agreements or understandings with Takeda Pharmaceutical Company with respect to Entyvio, including your use of the PD biomarker data from Entyvio. In the alternative, please disclose that you do not have any relationship with Takeda or any other maker of these approved products.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosures on pages 3, 84 and 91 of the Registration Statement. The Company further advises the Staff that the Company will not be using any data from the Entyvio® trials as part of the Company’s IND submission.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (415) 693-2091 or Michael E. Tenta at (650) 843-5636.

Sincerely,

/s/ Kenneth L. Guernsey

Kenneth L. Guernsey

cc:	Dinesh V. Patel, Ph.D., Protagonist Therapeutics, Inc.
Tom O’Neil, Protagonist Therapeutics, Inc.
Michael E. Tenta, Cooley LLP
Josh Seidenfeld, Cooley LLP
Brian J. Cuneo, Latham & Watkins, LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000    f: (650) 849-7400 cooley.com